FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823



06017109

September 15, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Please find enclosed copies of our 2006 Annual Report, Notice of Annual General Meeting, Information Circular, VIF Proxy, Proxy and Financial Statement Request Form, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act..

Copies have been mailed, as of September 8, 2006, to all shareholders pursuant to National Instrument 54-102.

Yours very truly,

FANCAMP EXPLORATION LTD.

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.
7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 434-8829 Fax: (604) 434-8823

File No. 82-3929

2006 ANNUAL REPORT

To the Shareholders:

The Company continues to acquire iron and titanium deposits and has, in partnership with the Sheridan Platinum Group, acquired the historic iron titanium deposits in the St. Urbain District of Quebec through staking. These deposits are of interest because of their unusually high TiO_2 content. Test work continues on the Mingan Titanium option.

The Company has entered into an option agreement to acquire a 100% interest in the Timrod Property, which covers the major part of the historic Beauce goldfields of southern Quebec. This is a singularly interesting district characterized by the presence, in a very restricted area, of fist sized nuggets in deeply buried gravels, the sources of which are as yet unidentified, and in other areas extensive silicification and low grade gold mineralization. Coupled with this are large regional faults and evidence of deeply buried intrusives, pointing to possibilities of large tonnage, low grade gold deposits. The Company is presently carrying out exploration in this easily accessible area.

Financing for the Company's ongoing exploration efforts is being provided through private placement equity financing and the sales of grass roots prospects of merit.

The Company continues to acquire grass roots uranium prospects in partnership with the Sheridan Platinum Group. Interest in these prospects remains high and outright sale or joint ventures are being considered.

ON BEHALF OF THE BOARD

Peter H. Smith, Ph.D., P.Eng.
President

FANCAMP EXPLORATION LTD

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

File No. 82-3929

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the members of **FANCAMP EXPLORATION LTD.** (hereinafter called the "Company"), will be held at Suite 1320, 4 King Street West, Toronto, Ontario, on:

THURSDAY, OCTOBER 19, 2006

at the hour of 1:00 o'clock in the afternoon (Toronto time) for the following purposes:

1. To receive the report of directors and the financial statements of the Company for the year ended April 30, 2006 and the report of the auditors thereon.
2. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.
3. To determine the number of directors and to elect directors.
4. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute and approve the Company's current Stock Option Plan.
5. To transact any other business as may properly come before the Meeting.

Accompanying the Notice are an Information Circular and Form of Proxy.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Form of Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by management, but, as set out in the Notes, you may amend it if you so desire by striking out the names listed herein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

Dated at Vancouver, British Columbia this 6th day of September, 2006.

BY ORDER OF THE BOARD

"Debra Chapman"
Director and Secretary

FANCAMP EXPLORATION LTD

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

File No. 82-3929

INFORMATION CIRCULAR
AS AT AND DATED SEPTEMBER 6, 2006

This Information Circular accompanies the Notice of the Annual General Meeting of members of **Fancamp Exploration Ltd.** (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, under its common seal, or, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including that last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed proxy is being solicited by the management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of the solicitation will be borne by the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an "Intermediary") or otherwise not in their own name (such shareholders referred to herein as "Beneficial Shareholders") should note that only proxies deposited by shareholders appearing on the records maintained by the Company's transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder's shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are **not** registered in the shareholder's name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by Intermediaries, such as those held on behalf of a broker's client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions, Intermediaries are prohibited from voting the shares of Beneficial Shareholders. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.**

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

a) A form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading "Appointment of Proxies". If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of the nominee in the blank space provided on the proxy prior to the proxy being deposited.

b) A voting instruction form ("VIF") **which is not signed by the Intermediary**, and which, when properly completed and signed by the Beneficial Shareholder and **returned to the Intermediary** (or its service company), will constitute voting instructions which the Intermediary must follow. The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information. If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF. If the form VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's shares on its behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by way of mail, the Internet or telephone. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions. A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading "Appointment of Proxies".

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs").

In accordance with the requirements of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with the applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 shares without par value. There is one class of shares only. There are presently issued and outstanding 23,792,981 shares. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which he is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company:

Name of Member	Approximate Number of Shares	Percentage of Issued and Outstanding Shares
Sheridan Platinum Group Ltd.	5,160,000	20.81%

The directors have determined that all members of record as of the 21st of August, 2006 will be entitled to receive notice of, and vote at, the Meeting. **Those members so desiring may be represented by proxy at the Meeting.** A Form of Proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or at the head office of the Company, 7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted on poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

Management proposes that the number of directors for the Company be determined at four for the ensuing year, subject to such increases as may be permitted by the Articles of the Company, and the management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name of proposed directors and present office held	Director since	Number of shares beneficially owned, directly or indirectly or over which control or direction is exercised	Principal occupation and if not at present a director, occupation during the past five years
Peter Smith President and Director Member of Audit Committee	01/16/86	965,347	Consulting Geologist
Debra Chapman Secretary and Director	09/04/91	25,000	Administrative Consultant
Gilles Dubuc Director Member of Audit Committee	03/06/98	211,000	Retired Businessman
Michael Sayer Director Member of Audit Committee	03/22/96	106,000	Businessman

All of the nominees are residents of Canada.

The Company has an audit committee, the members of which are set out above. The Company does not have an executive committee of its board of directors.

EXECUTIVE COMPENSATION

Executive Officers

There is only one executive officer of the Company, namely Peter Smith, President and Director.

SUMMARY COMPENSATION TABLE

		Annual Compensation:			Long Term Compensation:	
Name and principal position	Year	Annual Salary	Annual Bonus	Annual Other	Securities under options/ SARs Granted	All other compensation
Peter Smith, President	2006	Nil	Nil	$68,549	504,000	$8,568
	2005	Nil	Nil	$70,792	504,000	$7,787
	2004	Nil	Nil	$67,169	504,000	$7,560

Note: Certain columns are omitted because there has been no compensation awarded to, earned by or paid to the named executive officers required to be reported in the above table.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Name of Executive Officer	Option Granted (#)	% Of Total Options Granted To Employees In Fiscal Year	Exercise Or Base Price ($/Share)	Market Value Of Securities Underlying Options On Date Of Grant	Expiration Date
Peter Smith	Nil				

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name Of Executive Officer	Securities Acquired On Exercise	Aggregate Value Realized	Unexercised Options At Fiscal Year End (#) Exercisable	Value Of Unexercised In-The-Money Options At Fiscal Year End ($) Exercisable
Peter Smith	Nil			

Directors

The directors of the Company (except named Executive) have not been compensated by the Company in their capacities as directors during the year ended April 30, 2006. Incentive stock options, for the purchase of up to 635,000 common shares, at a price of $0.15 per share, exercisable on or before July 4, 2010, .and up to 111,000 common shares, at a price of $0.11 per share, exercisable on or before July 19, 2010, were granted to non-employee consultants of the Company during the year. During the year, no outstanding options were exercised, expired or cancelled.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There is no management, consulting, or employment contract with the executive officer of the Company. No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year.

APPOINTMENT OF AUDITORS

Management proposes the appointment of Vellmer & Chang, Chartered Accountants as auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

AUDIT COMMITTEE CHARTER

Multilateral Instrument 52-110 (the "Instrument") relating to the composition and function of audit committees was implemented for Alberta reporting companies effective March 30, 2004 and, accordingly, applies to every TSX Venture Exchange listed company, including the Company. The Instrument requires all affected issuers to have a written Audit Committee Charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2 in the management information circular of the Company wherein management solicits proxies from the shareholders of the Company for the purpose of electing directors to the Board. This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the Directors or the Audit Committee to alter or vary procedures to comply more fully with the Instrument, as amended from time to time.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Peter H. Smith	Not Independent [1]	Financially literate[2]
Gilles Dubuc	Independent [1]	Financially literate[2]
Michael Sayer	Independent [1]	Financially literate[2]

(1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Dr. Peter Smith holds a B.Sc. from McGill University as well as a MSc and PHd from Northwestern University and has been the Company's president and geologist since inception.

Mr. Dubuc holds a B.Comm from Sir George Williams University and has vast experience at owning and managing businesses.

Mr. Sayer has vast experience at owning and managing businesses.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee's consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company's external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING APRIL 30	AUDIT FEES	AUDIT RELATED FEES	TAX FEES	ALL OTHER FEES
2006	$14,000.00		(est) $2,000.00	
2005	$10,000.00		$2,200.00	

Tax Fees relate to the preparation of the Company's corporate tax (federal and provincial) and Quebec mining duties returns.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by MI 52-110. The Company is a "venture issuer" as that term is defined under MI 52-110.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance related to the Activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices that are both in the interests of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the "Exchange Guidelines").

Board of Directors

Structure and Compensation

The Board is currently composed of four directors. All four of the nominees are currently directors of the Company.

The Exchange Guidelines suggest that the Board of Directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder. Of the proposed nominees, two are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines and two are considered by the Board to be "inside" or management directors and accordingly are considered to be "related". In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interest of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives, reviewing succession planning, assessing management's performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board, and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of the foregoing, has any material interest, in any transaction since May 1, 2005 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTER TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since May 1, 2005 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars Of Matters To Be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

Effective May 1, 2003, the Board of Directors of the Company adopted a stock option plan, which was accepted by the TSX Venture Exchange (the "Exchange") and approved by the shareholders of the Company at the 2003, 2004 and 2005 Annual General Meetings.

The purpose of the Stock Option Plan is to allow the Company to grant to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five (5) years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of

common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

A complete copy of the Plan will be available for review upon request.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, the shareholders will be asked to approve the following resolution:

> *"**RESOLVED,** that the Stock Option Plan approved by the TSX Venture Exchange and the Shareholders, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant."*

The above resolution must be approved by a majority of the "Disinterested Shareholders" of the Company. The term "Disinterested Shareholders" in this regard means shareholders who are not directors, officers or insiders of the Company, or their affiliates or associates.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders may also contact the Secretary of the Company, Debra Chapman, at the Company's business address above at any time during normal business hours up to the date of the Meeting to request copies of the Company's financial statements or any Management Discussions and Analyses.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF THE MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY PROXY.

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Peter H. Smith"	*"Debra Chapman"*
Peter H. Smith	Debra Chapman
President and CEO	Corporate Secretary

Request for Voting Instructions (“VIF”)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FANCAMP EXPLORATION LTD.

TO BE HELD AT SUITE 1320, 4 KING ST. WEST, TORONTO, ONTARIO

ON THURSDAY, OCTOBER 19, 2006, AT 1:00 PM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. *Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be* voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

File No. 82-3929

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Vellmer & Chang as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at 4.			N/A
4. To elect as Director, Peter H. Smith		N/A	
5. To elect as Director, Debra Chapman		N/A	
6. To elect as Director, Michael Sayer		N/A	
7. To elect as Director, Gilles Dubuc		N/A	
8. To pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan as more fully set forth in the Information Circular accompanying this Notice of Meeting.			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed *to you, the securityholder.*

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

******Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.******

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact Dallas Chung at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ___________________________

PLEASE SIGN AND DATE.

***To be represented at the Meeting*, voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than fortyeight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FANCAMP EXPLORATION LTD.

TO BE HELD AT SUITE 1320, 4 KING ST. WEST, TORONTO, ONTARIO

ON THURSDAY, OCTOBER 19, 2006, AT 1:00 PM

The undersigned Registered Shareholder of the Company hereby appoints, PETER H. SMITH, a Director of the Company, or failing this person, MICHAEL SAYER, a Director of the Company, or in the place of the foregoing, ______________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

File No. 82-3929

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Vellmer & Chang as auditors of the Company.		N/A	
2. To authorize the Directors to fix the Auditors' remuneration.			N/A
3. To determine the number of Directors at 4.			N/A
4. To elect as Director, Peter H. Smith.		N/A	
5. To elect as Director, Debra Chapman.		N/A	
6. To elect as Director, Michael Sayer.		N/A	
7. To elect as Director, Gilles Dubuc.		N/A	
8. To pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan as more fully set forth in the Information Circular accompanying this Notice of Meeting.			N/A
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year ending April 30, 2007**.

FANCAMP EXPLORATION LTD.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City Prov or State Country Postal or Zip Code

Email Address: ______________________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ______________________ Date: ______________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL OR FAX TO:

Fancamp Exploration Ltd.
7290 Gray Avenue
Burnaby, British Columbia
V5J 3Z2

Fax: 604-434-8823